Mayer Brown LLP
700 Louisiana Street
Suite 3400
Houston, Texas 77002-2730
Main Tel +1 713 238 3000
Main Fax +1 713 238 4888
www.mayerbrown.com
Marc H. Folladori
Direct Tel +1 713 238 2696
Direct Fax +1 713 238 4696
mfolladori@mayerbrown.com

September 26, 2012

United States Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549
Re: ION Geophysical Corporation Form 10-K; Fiscal Year Ended December 31, 2011 Filed February 24, 2012 File No. 1-12691
Ladies and Gentlemen:
This letter is submitted on behalf of ION Geophysical Corporation (the “Company”) in response to comments raised by the Staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “SEC”) in the Staff’s letter dated September 12, 2012 to Mr. David L. Roland, Senior Vice President, General Counsel and Corporate Secretary of the Company. The Company’s responses to the Staff’s comments are set forth below. In an effort to organize and clarify the Company’s responses to each of the Staff’s comments, we have taken the liberty of subdividing both comments and the responses into three subsections, labeled as 1(a), (b) and (c).
Form 10-K for the Fiscal Year ended December 31, 2011

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-7

Multi-Client Data Library, page F-8

1.
We understand that you compute amortization of multi-client data library costs using a sales-forecast method during periods when the data is being acquired or processed, in advance of declaring a library complete. You explain that once a library is complete you transition to a method of first computing amortization using your sales-forecast method, and then if the cumulative amortization is less than the amount that would have been computed using the straight-line method over four years, you increase amortization by the difference.

a)
Please expand your disclosure to describe the criteria that when satisfied results in you declaring a data library complete and the circumstances under which revenue may be recognized in advance of this date. Also clarify whether the cumulative straight line figures used in your comparison are based on the period subsequent to the completion date or include earlier periods such as when revenues are recognized in advance.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP
United States Securities and Exchange Commission
September 26, 2012
Page2

Response: The Company considers a multi-client data survey complete when all work on the creation of the seismic data is finished and the seismic data survey is available for licensing. During the time that the seismic data is being created (which the Company refers to as the “new venture” phase), the Company enters into non-exclusive licensing arrangements with customers and recognizes revenues relative to these arrangements on a proportionate performance basis. Amortization of a data survey during the new ventures phase is based on the sales-forecast method.
The four-year period utilized in determining cumulative straight-line amortization commences when the data survey is determined to be complete.
In future filings the Company would propose to expand and enhance the disclosure of its significant accounting policies that appear in its Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) and elsewhere, with language substantially similar to that shown below (underlining and strikethroughs denote language changes from that contained in the 2011 Form 10-K):
The language in the second text paragraph under “— Multi-Client Data Library” on page F-8 of the 2011 Form 10-K, would read as follows:
The Company’s method of amortizing the costs of an in-process multi-client data library (the period during which the seismic data is being acquired and/or processed, referred to as the “new venture” phase) consists of determining ~~is~~ the percentage of actual revenue recognized to the total estimated revenues (which includes both revenues estimated to be realized during the new venture phase and estimated revenues from the licensing of the resulting “on-the-shelf” data survey), ~~or ultimate revenue) multiplied by~~ and multiplying that percentage by the total cost of the project (the sales forecast method). The Company considers a multi-client data survey to be complete when all work on the creation of the seismic data is finished and that data survey is available for licensing. Once a multi-client data ~~library~~ survey is complete, the ~~survey data~~ data survey is considered “on-the-shelf” and the Company’s method of amortization is then the greater of (i) the sales forecast method or (ii) the straight-line basis over a four-year period. The greater amount of amortization resulting from ~~of~~ the sales forecast method or the straight-line amortization policy is applied on a cumulative basis at the individual survey level. Under this policy, the Company first records amortization using the sales forecast method. The cumulative amortization recorded for each survey is then compared with the cumulative straight-line amortization. The four-year period utilized in this cumulative comparison commences when the data survey is determined to be complete. If the cumulative straight-line amortization is higher for any specific survey, additional amortization expense is recorded, resulting in accumulated amortization being equal to the cumulative straight-line amortization for such survey.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP
United States Securities and Exchange Commission
September 26, 2012
Page3

The language in the third paragraph under “— Revenue Recognition” on page F-11 of the 2011 Form 10-K, would read as follows:
Multi-Client Surveys, Data Libraries and Imaging Services - As multi-client surveys are being designed, acquired and/or processed (referred to as the “new venture” phase), the Company enters into non-exclusive licensing arrangements with its customers. License revenues from these new venture survey projects ~~Revenues from multi-client surveys~~ are recognized during the new venture phase as the seismic data is acquired and/or processed on a proportionate basis as work is performed. Under this method, the Company recognizes revenues based upon quantifiable measures of progress, such as kilometers acquired or days processed. Upon completion of a multi-client seismic survey, the seismic survey ~~data~~ is considered “on-the-shelf,” and licenses to the survey data are ~~sold~~ granted to customers on a non-exclusive basis. The license of a completed multi-client survey is represented by the license of one standard set of data. Revenues on licenses of completed multi-client data surveys are recognized when (a) a signed final master geophysical data license agreement and accompanying supplemental license agreement are returned by the customer; (b) the purchase price for the license is fixed or determinable; (c) delivery or performance has occurred; (d) and no significant uncertainty exists as to the customer’s obligation, willingness or ability to pay. In limited situations, the Company has provided the customer with a right to exchange seismic data for another specific seismic data set. In these limited situations, the Company recognizes revenue at the earlier of the customer exercising its exchange right or the expiration of the customer’s exchange right.

b)
We would also like to understand the reasons you initially apply your sales-forecast method but do not rely solely on this method once a data library is complete. Therefore, please tell us which factors utilized in your estimation process are reliable in advance of the date you complete a data library but which you regard as unreliable subsequent to this date. Submit the analysis that you performed in determining that your policy is consistent with the guidance in FASB ASC 350-30-35-2, 3 and 6, if this is your view.

Response: Upon initiation of a multi-client survey, the Company estimates total future revenues to be realized from that survey. This estimation will include both revenues during the new venture phase and revenues from licensing of the seismic data over a four-year period subsequent to its completion. Generally, a majority of the revenues from a multi-client seismic survey are estimated to occur during the new venture phase and the first year following completion of the data survey.
As a reference, the following summarizes, on an aggregate basis, the proportion of estimated revenues (estimated by Company management at the inception of each survey) for the Company’s multi-client surveys starting in 2008:

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP
United States Securities and Exchange Commission
September 26, 2012
Page4

	New	“On-the-shelf" phase
	venture phase	Year 1	Year 2	Year 3	Year 4
% of estimated revenues	37%	36%	17%	7%	3%
The Company’s sales forecast method of amortization reflects the Company’s estimated economic benefit from its multi-client data surveys. However, in recognition of the inherent imprecision and uncertainties involved in estimating revenues by year, upon completion of a multi-client data survey, the Company also applies a minimum straight-line amortization such that the cost of the data survey is reflected in the Company’s results of operations over its estimated useful life. In applying this amortization method, the Company analogizes to FASB ASC 985-20 “Cost of Software to be Sold, Leased or Marketed”. Pursuant to FASB ASC 985-20-35-1, the annual amortization shall be the greater of the amounts computed using the following (a) the ratio that current gross revenues for a product (i.e., the multi-client data survey) bear to the total of current and anticipated future gross revenues for that product and (b) the straight-line method over the remaining estimated economic life of the product, including the period being reported on. The Company analogizes to FASB ASC 985-20, as a data survey is more similar to software than to an intangible asset; like software, a data survey is the end product licensed to the customer from which revenues are directly earned, whereas intangible assets are only indirectly involved in the earnings process.
In addition, upon adoption of this amortization method in 2004, the Company reviewed the amortization methods applied by other SEC registrants in the seismic industry and determined this method was consistent with industry practice.

c)
Also submit a schedule which shows revenues reported for each annual and subsequent interim period that are associated with multi-client data libraries in total, and the amounts within those totals related to 1) libraries which were not designated as complete at the end of the respective periods, and 2) libraries whose costs were fully amortized prior to the beginning of the respective periods.

Response: The Company has historically disclosed in its segment disclosures a schedule of revenues reported for each annual and subsequent interim period that are associated with the Company’s multi-client data surveys, and the amounts associated with those revenues related to data surveys, which were not designated as complete at the end of the respective periods. In its disclosures, the Company refers to its licensing revenues associated with in-process data surveys as “new venture” revenues, and licensing of its completed multi-client data surveys as “data library” revenues.
The following information is contained in the Company’s segment footnote (Note 4 – “Segment and Geographic Information”) in the Company’s 2011 Form 10-K, and Note 2 – “Segment and Geographic Information” in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012. Please note the Company has added “total multi-client revenues” to this table in order to comply with the Staff’s request.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP
United States Securities and Exchange Commission
September 26, 2012
Page5

	Years Ended December 31,			Six Months Ended June 30, 2012
Net revenues:	2011	2010	2009
Solutions:
New Venture	$98,335	$81,293	$71,135	$50,538
Data Library	76,332	87,664	26,520	32,503
Total multi-client revenues	$174,667	$168,957	$97,655	$83,041

The following schedule sets forth information regarding revenues from multi-client data surveys for which the capitalized costs had been fully amortized prior to the beginning of the respective periods.

	Years Ended December 31,			Six Months Ended June 30, 2012
	2011	2010	2009
Revenues associated with fully amortized surveys	$18,717	$21,480	$9,601	$14,314
Total multi-client revenues	174,667	168,957	97,655	83,041
Percentage of fully amortized to total multi-client revenues	11%	13%	10%	17%

Under separate correspondence being filed contemporaneously herewith is a letter from the Company that contains written statements from the Company making the acknowledgments requested in the Staff’s letter on page 2 thereof.
Please direct any questions or additional comments to David L. Roland at 281-522-3308 or me at 713-238-2696. In addition, we would request that you provide a facsimile of any additional communications you may have to Mr. Roland at 281-879-3600 and me at 713-238-4696. Thank you for your assistance.

Sincerely,
/s/ Marc H. Folladori
Marc H. Folladori

cc:	Karl Hiller David L. Roland, Esq.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.